Mail Stop 3561

July 6, 2007

Jerry W. Throgmartin, Chief Executive Officer
hhgregg, Inc.
4151 East 96th Street
Indianapolis, IN 46240

> **Re: hhgregg, Inc.**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **Filed June 29, 2007**
> **File No. 333-142181**

Dear Mr. Throgmartin:

We have reviewed your filing and have the following comment. Where indicated, we think you should revise your document in response to our comment. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

Compensation Components, page 66

1. We note your response to our comment 8 in our letter dated June 15, 2007, but we continue to believe that your disclosure could be clearer as to the difficulty of your executives or the company meeting their performance targets. We reissue our prior comment. Please revise your disclosure to provide a clear and concise discussion concerning how difficult it will be for your executives or how likely it will be for the registrant to achieve the undisclosed targets. See instruction 4 to Item 402(b) of Regulation S-K.

***

As appropriate, please amend your registration statement in response to our comment. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comment and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comment.

Jerry W. Throgmartin
hhgregg, Inc.
July 6, 2007
Page 2

You may contact Robert Burnett, Accountant, at (202) 551-3330 or Michael Moran, Accounting Branch Chief, at (202) 551-3841 if you have questions regarding comments on the financial statements and related matters. Please contact Scott Anderegg, Staff Attorney, at (202) 551-3342, or me at (202) 551-3720 with any other questions.

Sincerely,

H. Christopher Owings
Assistant Director

cc: Ann F. Chamberlain, Esq.
       Bingham McCutchen LLP